KAELAND RESOURCES CORPORATION

4755 Caughlin Parkway, Suite A

Reno, Nevada 89519

October 23, 2013

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Christian Windsor

Re:   Kaeland Resources Corporation

Registration Statement on Form 10 Filed September 18, 2013

File No. 000-55043

Dear Mr. Windsor:

We are in receipt of the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), which were contained in your letter dated October 10, 2013 regarding the above referenced document.

We are preparing an amendment to the registration statement to address the Staff’s comments. In addition, we are amending the registration statement to update the financial statements contained therein to include the quarter ended September 30, 2013. Due to the time needed to update the financial statements, we plan to file the amended registration statement, along with correspondence specifically addressing the Staff’s comments, on or before November 10, 2013.

Should you require further clarification of any of the issues raised in this letter, please contact the undersigned, at (775) 827-2312.

Sincerely,

/s/ Marty Weigel

President, Treasurer and Director

Kaeland Resources Corporation